FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For October 27, 2008

PETAQUILLA MINERALS LTD. (File #000-26296)

(Translation of registrant's name into English)

Suite 410, 475 West Georgia Street., Vancouver, British Columbia, Canada V6B 4M9

(Address of principal executive offices)

Attachments:

1.

Notice of Annual General Meeting of Shareholders to be held on November 18, 2008, and Management Information Circular as at October 14, 2008;

2.

Request for Financial Statements; and

3.

Form of Proxy.

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ✓       Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No  __✓ _

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

PETAQUILLA MINERALS LTD.

(Registrant)

Date:  October 27, 2008

By:

“Richard Fifer”

 (Name)

Its:

President and Chief Executive Officer

(Title)

PETAQUILLA MINERALS LTD. #410 - 475 West Georgia Street Vancouver, British Columbia V6B 4M9 Canada Telephone: (604) 694-0021 Facsimile: (604) 694-0063 Website: www.petaquilla.com

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
to be held on November 18, 2008
and
MANAGEMENT INFORMATION CIRCULAR
October 14, 2008

PETAQUILLA MINERALS LTD.
#410 - 475 West Georgia Street
Vancouver, BC V6B 4M9 Canada

Tel. No. (604) 694-0021 • Fax No. (604) 694-0063
Website: www.petaquilla.com

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO THE SHAREHOLDERS:

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the shareholders of Petaquilla Minerals Ltd. (the “Company”) will be held at the Fairmont Hotel Vancouver, the Moresby Island Room, 900 West Georgia Street, Vancouver, BC, Canada, on Tuesday, November 18, 2008, at 10:00 a.m. (Vancouver time) for the following purposes:

1.

To receive the report of the directors;

2.

To receive and consider the audited financial statements of the Company for the 13 months ended May 31, 2008, including the accompanying notes and the auditor’s report, and the annual Management Discussion and Analysis;

3.

To appoint an auditor for the Company to hold office until the close of the next Annual General Meeting;

4.

To authorize the directors to fix the remuneration to be paid to the auditor of the Company;

5.

To elect directors to hold office until the close of the next Annual General Meeting;

6.

To consider and, if thought fit, approve, with or without amendment, an ordinary resolution to approve, ratify and confirm grants of stock options in excess of those reserved under the Company’s previously approved incentive stock option plan (the “Extra Options”).

7.

To consider, and if thought fit, to approve, with or without amendment, an ordinary resolution, adopting an amended and restated stock option plan (the “Amended Plan”) for the Company, increasing the maximum number of shares that may be the subject of options at any given time from 10,000,000 to 10,700,000 shares

INSIDERS TO WHOM SHARES MAY BE ISSUED UNDER THE AMENDED PLAN, AND THEIR RESPECTIVE ASSOCIATES AND AFFILIATES, WILL ABSTAIN FROM VOTING ON THE FOREGOING RESOLUTION.  THE APPROVAL OF A MAJORITY OF DISINTERESTED SHAREHOLDERS OF THE COMPANY IS THEREFORE SOUGHT.

8.

To transact such other business as may properly come before the meeting or any adjournment or adjournments thereof.

The audited financial statements of Company including the accompanying notes and auditor’s report for the 13 months ended May 31, 2008, accompany this Notice.

The accompanying Information Circular provides additional information relating to the matters to be dealt with at the Meeting and is deemed to form part of this Notice. Copies of any documents to be considered, approved, ratified and adopted or authorized at the Meeting will be available for inspection at the registered and records office of the Company at 1040 - 999 West Hastings Street, Vancouver, BC V6C 2W2, during normal business hours up to November 18, 2008, being the date of the Meeting, and at the Meeting.

The directors of the Company fixed the close of business on October 14, 2008, as the record date for determining holders of common shares who are entitled to vote at the Meeting.

A shareholder entitled to attend and vote at the Meeting is entitled to appoint a proxy to attend and vote in his stead.  If you are unable to attend the Meeting in person, please complete, sign and date the enclosed Form of Proxy and return the same in the enclosed return envelope provided for that purpose within the time and to the location in accordance with the instructions set out in the Form of Proxy and Information Circular accompanying this Notice.

Please advise the Company of any change in your address.

DATED at Vancouver, B.C. this 14th day of October, 2008.

BY ORDER OF THE BOARD
Petaquilla Minerals Ltd.

“Richard Fifer”

Richard Fifer

President & Chief Executive Officer

PETAQUILLA MINERALS LTD.
MANAGEMENT INFORMATION CIRCULAR

As at October 14, 2008
unless otherwise noted

SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies by the management of Petaquilla Minerals Ltd. (the “Company”), at the time and place and for the purposes set forth in the Notice of Meeting.

Note: The term "shareholder" as defined in the Business Corporations Act S.B.C. 2002, c.57 (the "Act"), except in section 385, means a person whose name is entered in a securities register of a company as a registered owner of a share of the company or, until such an entry is made for the company:

(a)

in the case of a company incorporated before the coming into force of the Act, a subscriber, or

(b)

in the case of a company incorporated under the Act, an incorporator.

It is expected that the solicitation will be primarily by mail. Proxies may also be solicited personally or by telephone by directors, officers or employees of the Company at nominal cost.  The cost of this solicitation will be borne by the Company.

APPOINTMENT OF PROXYHOLDER

A duly completed form of proxy will constitute the person(s) named in the enclosed form of proxy as the proxyholder for the shareholder (the “Registered Shareholder”).  The persons whose names are printed in the enclosed form of proxy for the Meeting are officers or directors of the Company (the “Management Proxyholders”).

A Registered Shareholder has the right to appoint a person other than a Management Proxyholder to represent the Registered Shareholder at the Meeting by striking out the names of the Management Proxyholders and by inserting the desired person's name in the blank space provided or by executing a proxy in a form similar to the enclosed form. A proxyholder need not be a Registered Shareholder.

The persons named in the accompanying Form of Proxy are nominees of the Company’s management. A shareholder desiring to appoint some other person (who need not be a shareholder) to represent him at the meeting may do so either by:

(a)

STRIKING OUT THE PRINTED NAMES AND INSERTING THE DESIRED PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY; OR

(b)

BY COMPLETING ANOTHER PROPER FORM OF PROXY.

The completed proxy must be deposited at the office of Computershare Investor Services Inc., Proxy Department, 100 University Avenue, Toronto, Ontario M5J 2Y1 not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time fixed for the meeting.

A shareholder who has given a proxy may revoke it by an instrument in writing delivered to the office of Computershare Investor Services Inc., or to the registered office of the Company, 1040-999 West Hastings Street, Vancouver, B.C. V6C 2W2, at any time up to and including the last business day preceding the day of the meeting, or any adjournment thereof, or to the Chairman of the meeting or any adjournment thereof, or in any other manner provided by law.

VOTING OF PROXIES

If the instructions as to voting indicated in the proxy are certain, the shares represented by the proxy will be voted on any poll and where a choice with respect to any matter to be acted upon has been specified in the proxy, the shares will be voted on any poll in accordance with the specifications so made. IF A CHOICE IS NOT SO SPECIFIED, IT IS INTENDED THAT THE PERSON DESIGNATED BY MANAGEMENT IN THE ACCOMPANYING FORM OF PROXY WILL VOTE THE SHARES REPRESENTED BY THE PROXY IN FAVOUR OF EACH MATTER IDENTIFIED ON THE FORM OF PROXY AND FOR THE NOMINEES OF MANAGEMENT FOR DIRECTORS AND AUDITOR.

The form of proxy accompanying this Information Circular confers discretionary authority upon the named proxyholder with respect to amendments or variations to the matters identified in the accompanying Notice of Meeting and with respect to any other matters which may properly come before the meeting. As of the date of this Information Circular, the management of the Company knows of no such amendment or variation or matters to come before the meeting other than those referred to in the accompanying Notice of Meeting.

NON-REGISTERED HOLDERS

Only Registered Shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are “non-registered” shareholders because the Shares they own are not registered in their own names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the Shares. More particularly, a person is not a Registered Shareholder in respect of Shares which are held on behalf of that person (the “Non-Registered Holder”) but which are registered either: (a) in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees of administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited (“CD S”)), of which the Intermediary is a participant.

Non-Registered Holders who have not objected to their Intermediary disclosing certain ownership information about themselves to the Company are referred to as “NOBOs”. Those Non-Registered Holders who have objected to their Intermediary disclosing ownership information about themselves to the Company are referred to as “OBOs”.

In accordance with the requirements of National Policy 54-101, Communication with Beneficial Owners of Securities of a Reporting Issuer, of the Canadian Securities Administrators, the Company has elected to send the notice of meeting, this information circular and proxy (collectively the “Meeting Materials”) directly to the NOBOs, and indirectly through Intermediaries to the OBOs.

The Intermediaries (or their service companies) are responsible for forwarding the Meeting Materials to each OBO, unless the OBO has waived the right to receive them.

Meeting Materials sent to Non-Registered Holders who have not waived the right to receive Meeting Materials are accompanied by a request for voting instructions (a “VIF”). This form is instead of a proxy. By returning the VIF in accordance with the instructions noted on it a Non-Registered Holder is able to instruct the Registered Shareholder how to vote on behalf of the Non-Registered Shareholder. VIFs, whether provided by the Company or by an Intermediary, should be completed and returned in accordance with the specific instructions noted on the VIF.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the Shares which they beneficially own. Should a Non-Registered Holder who receives a VIF wish to attend the Meeting or have someone else attend on his/her behalf, the Non-Registered Holder may request a legal proxy as set forth in the VIF, which will grant the Non-Registered Holder or his/her nominee the right to attend and vote at the Meeting. Non-Registered Holders should carefully follow the instructions set out in the VIF including those regarding when and where the VIF is to be delivered.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue an unlimited number of Common Shares without par value (the “Common Shares”) and an unlimited number of preference shares without par value, of which 96,040,121 Common Shares are issued and outstanding as at October 14, 2008.

Only the holders of Common Shares are entitled to vote at the Meeting and the holders of Common Shares are entitled to one vote for each Common Share held.  The directors of the Company fixed October 14, 2008, as the record date for the determination of the shareholders entitled to vote at the Meeting.

To the knowledge of the directors and senior officers of the Company, the following is the only person who, or corporation which, beneficially owns, directly or indirectly, or exercises control or direction over, voting securities carrying more than 10% of the voting rights attached to any class of voting securities of the Company:

Name	Number of Voting Securities	Percentage of Issued Voting Securities
Walnut Street Absolute Return Fund, L.P.	11,370,000 Common	11.84%

INTEREST OF CERTAIN PERSONS OR COMPANIES
IN MATTERS TO BE ACTED UPON

Other than as disclosed elsewhere herein, none of the following persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon other than the election of directors or the appointment of auditors:

(a)

any director or executive officer of the Company at any time since the commencement of the Company’s last completed financial year;

(b)

any proposed nominee for election as a director of the Company; and

(c)

any associate or affiliate of any of the foregoing persons.

FINANCIAL STATEMENTS, DIRECTORS REPORT, MANAGEMENT’S DISCUSSION
AND ANALYSIS & ADDITIONAL INFORMATION

The Company’s financial statements including Management Discussion and Analysis (“MD&A”) of the Company for the 13 months ended May 31, 2008 (the “Financial Statements”), including the accompanying notes and the auditor’s report, will be presented to the shareholders at the Meeting.  These documents are being mailed to shareholders with this Information Circular.

Additional information relating to the Company may be found on SEDAR at www.sedar.com. A securityholder may contact the Company to request copies of the Financial Statements & MD&A.  Financial information is provided in the Company’s comparative financial statements and MD&A for its most recently completed financial year.

APPOINTMENT AND REMUNERATION OF AUDITOR

The management of the Company will recommend to the Meeting to appoint Ernst & Young LLP of 23rd Floor, 700 West Georgia Street, Vancouver, BC, as auditor of the Company to hold office until the close of the next Annual General Meeting of shareholders.  It is proposed that the remuneration to be paid to the auditor be fixed by the directors.

Ernst & Young LLP was appointed as auditor of the Company on June 20, 2007.

ELECTION OF DIRECTORS

The Board of Directors presently consists of four directors and it is intended to elect five directors of the Company for the ensuing year.

The term of office of each of the present directors expires at the Meeting.

The persons named in the following table are proposed by management for election as directors of the Company.  Each director elected will hold office until the next Annual General Meeting or until his successor is duly elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Company or he becomes disqualified to act as a director.  In the absence of instructions to the contrary, the enclosed Proxy will be voted for the nominees listed herein.

MANAGEMENT DOES NOT CONTEMPLATE THAT ANY OF THE NOMINEES WILL BE UNABLE TO SERVE AS A DIRECTOR. THE COMPANY HAS NOT RECE IVED NOTICE OF, AND MANAGEMENT IS NOT AWARE OF ANY PROPOSED NOMINEE IN ADDITION TO, THE NAMED NOMINEES.

The following information concerning the respective nominees has been furnished by each of them:

Name, Province and Country of Ordinary Residence	Principal Occupation or Employment and, if not elected a director by a vote of security holders, occupation during the past five years. (1)	Term of service as a director of the Company and First and Last Position in the Company (2)	Approx. no. of voting securities beneficially owned, directly or indirectly or over which direction or control is exercised (3) (4)
Richard Fifer Cocle Province, Panama	President of Geoinfo, S.A., a Panamanian company providing GIS (mapping) technology and solutions, 1994 to present	President & CEO, April 14, 2007, to present; Director, March 1993 to November 1998, July 2002 to July 2003 and November 12, 2003 to date. CEO, December 14, 2004 to March 23, 2005	1,216,783
John Cook New South Wales, Australia	Stockbroker with Reynolds & Co. Pty. Ltd., 1989 to present	Director, February 15, 2006, to date; Chairman of the Board, April 14, 2007, to date	70,000
Robert Baxter West Vancouver, BC, Canada	President and director of Norsemont Mining Inc., July 19, 2006, to date. Director of Mosam Capital Corp., February 1, 2006, to present. Director of Chariot Resources Ltd. since December 2002. Former General Manager of Baxter Consultants Engineering, a consulting company providing project appraisals to mining companies from 2000 to 2006	Director, June 11, 2007, to date	60,000
Robert Russell Spokane, WA, USA	President and General Manager of Russell Associates Engineering and Technology LLC, 2008 to present. President, Chairman and CEO of General Moly Inc., 2002 to 2007	Nominee	0
Gaston Araya Lima, Peru	Company’s Construction and Production Manager/Advisor, 2008 to present. Vice President Operations/General Manager of Glencairn Gold Corp., 2005 to 2007. Chief Operating Officer/General Manager of Mayan Gold Inc., 2004 to 2005. General Manager of Coinser Ltd., 2003 to 2004.	Nominee; Construction and Production Manager, March 2008 – September 2008, Advisor, September 2008 to present	0

(1)

Unless otherwise stated above, each of the above-named nominees has held the principal occupation or employment indicated for at least five years.

(2)

For the purposes of disclosing positions held in the Company, "the Company" shall include the Company and/or a parent or subsidiary thereof.

(3)

The number of securities beneficially owned directly or indirectly or over which direction or control is exercised has been obtained from SEDI, the System for Electronic Disclosure by Insiders.

(4)

As at October 14, 2008.

The Company has established a number of committees, the current members of which are as follows:

Audit	Compensation	Nominating and Corporate Governance
John Cook Marco Tejeira	John Cook Marco Tejeira	John Cook Marco Tejeira

AUDIT COMMITTEE DISCLOSURE

The Company is required to disclose certain information relating to its audit committee pursuant to National Instrument 52-109, Audit Committees. Reference is made to the Company’s Annual Information Form on Form 20-F, which may be found on SEDAR at www.sedar.com.

STATEMENT OF EXECUTIVE COMPENSATION

For the purposes of this Information Circular:

(a)

"Chief Executive Officer” or “CEO" means each individual who served as chief executive officer of the Company or acted in a similar capacity during the most recently completed financial year;

(b)

"Chief Financial Officer" or “CFO” means each individual who served as chief financial officer of the Company or acted in a similar capacity during the most recently completed financial year;

(c)

“long-term incentive plan” or “LTIP” means a plan providing compensation intended to motivate performance over a period greater than one financial year. LTIPs do not include option or SAR plans or plans for compensation through shares or units that are subject to restrictions on resale;

(d)

“measurement period” means the period beginning at the “measurement point” which is established by the market close on the last trading day before the beginning of the Company’s fifth preceding financial year, through and including the end of the Company’s most recently completed financial year. If the class or series of securities has been publicly traded for a shorter period of time, the period covered by the comparison may correspond to that time period;

(e)

"Named Executive Officers" or “NEOs” means the following individuals:

(i)

each CEO;

(ii)

each CFO;

(iii)

each of the Company's three most highly compensated executive officers, other than the CEO and CFO, who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeds $150,000; and

(iv)

any additional individuals for whom disclosure would have been provided under (iii) but for the fact that the individual was not serving as an executive officer of the Company at the end of the most recently completed financial year end.

(f)

“normal retirement age” means normal retirement age as defined in a pension plan or, if not defined, the earliest time at which a plan participant may retire without any benefit reduction due to age;

(g)

“options” includes all options, share purchase warrants and rights granted by a company or its subsidiaries as compensation for employment services or office. An extension of an option or replacement grant is a grant of a new option. Also, options includes any grants made to an NEO by a third party or a non-subsidiary affiliate of the Company in respect of services to the Company or a subsidiary of the Company.

(h)

“plan” includes, but is not limited to, any arrangement, whether or not set forth in any formal document and whether or not applicable to only one individual, under which cash, securities, options, SARs, phantom stock, warrants, convertible securities, shares or units that are subject to restriction on resale, performance units and performance shares, or similar instruments may be received or purchased. It excludes the Canada Pension Plan, similar government plans and group life, health, hospitalization, medical reimbursement and relocation plans that are available generally to all salaried employees (for example, does not discriminate in scope, terms or operation in favour of executive officers or directors);

(i)

“replacement grant” means the grant of an option or SAR reasonably related to any prior or potential cancellation of an option or SAR;

(j)

“repricing” of an option or SAR means the adjustment or amendment of the exercise of base price of a previously awarded option or SAR. Any repricing occurring through the operation of a formula or mechanism in, or applicable to, the previously awarded option or SAR equally affecting all holders of the class of securities underlying the option or SAR is excluded; and

(k)

“stock appreciation right” or “SAR” means a right, granted by the Company or any of its subsidiaries as compensation for employment services or office to receive cash or an issue or transfer of securities based wholly or in part on changes in the trading price of public traded securities.

Executive Compensation

During the 13-months ended May 31, 2008, set forth below (for the purposes of applicable securities legislation) are the Named Executive Officers.

(a)

Richard Fifer, President and Chief Executive Officer;

(b)

Tony Ricci, Interim Chief Financial Officer to February 11, 2008; and

(c)

Bassam Moubarak, Chief Financial Officer since February 11, 2008

The following table sets forth, for the periods indicated, the compensation of the Named Executive Officers (in CAD dollars).

		Annual Compensation			Long Term Compensation
					Awards		Payouts
				Other	Securities	Shares or Units		All
				Annual	Under	subject to		Other
NEO Name and				Compen	Options	Resale	LTIP	Compen
Principal Position	Year (1)		Bonus	-sation	granted	Restrictions	payouts	-sation
		Salary ($)	($)	($)	(#)	($)	($)	($)
Richard Fifer	2008	$200,095	Nil	Nil	Nil	Nil	Nil	Nil
President & Chief	2007	$202,308	Nil	Nil	2,770,216(3)	Nil	Nil	$252,200
Executive Officer	2006	$129,000	Nil	Nil	775,000	Nil	Nil	Nil
Tony M Ricci (2)	2008	108,012	Nil	Nil	Nil	Nil	Nil	Nil
Interim Chief	2007	$28,325	N/A	N/A	200,000	N/A	N/A	N/A
Financial Officer	2006	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Bassam Moubarak (3)	2008	$63,379	Nil	Nil	100,000	Nil	Nil	Nil
Chief Financial	2007	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Officer	2006	N/A	N/A	N/A	N/A	N/A	N/A	N/A

(1)

The year 2008 covers the period May 1, 2007, to May 31, 2008.  The year 2007 covers the period February 1, 2006, to April 30, 2007.  The year 2006 covers the period February 1, 2005, to January 31, 2006.

(2)

Tony M. Ricci held the position of Chief Financial Officer from November 3, 2006, until February 11, 2008

(3)

Bassam Moubarak was appointed Chief Financial Officer on February 11, 2008.

Options and SAR Repricing

The following table sets forth details of incentive stock options granted to each of the Named Executive Officers during the most recently completed financial period (May 1, 2007 to May 31, 2008) (the "Financial Period"):

		Percent of		Market Value
		Total		of Securities
		Options/SARs		underlying
	Securities under Options/SARs	granted to Employees in Financial	Exercise or Base Price	Options/SARs on the Date of Grant
NEO Name	granted (#)	Period (1)	($/Security)	($/Security)	Expiration Date
Richard Fifer	Nil	N/A	N/A	N/A	N/A
Tony M. Ricci	Nil	N/A	N/A	N/A	N/A
Bassam Moubarak	100,000	7.27%	$2.80 (2)	$2.80 (2)	February 11, 2013

(1)

Reflected as a percentage of the total number of options to purchase common shares granted during the financial period of May 1, 2007, to May 31, 2008.

(2)

Volume weighted average trading price of the Company’s common shares on the Toronto Stock Exchange for the five trading days immediately preceding the option grant.

The following table sets forth details of incentive stock options exercised by the Named Executive Officers during the Financial Period and the financial year-end value of unexercised options:

			Unexercised Options/SARs at May 31, 2008	Value of Unexercised in-the- money(2) Options/SARs at May 31, 2008
	Securities	Aggregate	(#)	($)
NEO Name	Acquired on Exercise	Value Realized ($)(1)	Exercisable/ Unexercisable	Exercisable/ Unexercisable
Richard Fifer	Nil	N/A	118,800 / 0	$197,208 / 0
			585,000 / 0	$810,225 / 0
			1,102,662 / 367,554	$0 / $0
Tony M. Ricci	Nil	N/A	150,000 / 50,000	$0 / $0
Bassam Moubarak	Nil	N/A	0 / 100,000	$0 / $0

(1)

"Aggregate Value Realized" means the excess of the market value at exercise over the exercise price at the date of exercise.

(2)

"In-the-money" means the excess of the market value of the common shares of the Company on May 30, 2008 ($1.91) over the base price of the options.

Option and SAR Repricings

There was no re-pricing of stock options granted to Named Executive Officers of the Company for the 13-month financial period ended May 31, 2008.

Defined Benefit or Actuarial Plan Disclosure

The Company and its subsidiaries do not have any pension plan arrangements in place.

Termination of Employment, Change in Responsibilities and Employment Contracts

The Company has entered into one employment contract with one of its Named Executive Officers.  An agreement containing a risk mitigation provision has been effected between the Company and Bassam Moubarak, the Company’s Chief Financial Officer.  This employment agreement provides for 12 months’ compensation in the event that a change in company control results in termination of his employment or if he is dismissed without just cause.  The 12 months’ compensation provision will also apply in the event of his dismissal due to any layoff based on group restructuring or a sale of assets.

Composition of Compensation Committee

The Compensation Committee is comprised of two directors: John Cook and Marco Tejeira.

Report on Executive Compensation

The Compensation Committee meets as required.  The Committee reviews management compensation policies and benefits, monitors management succession planning and conducts an annual review of the overall condition and quality of the Company's human resources.  In addition, the Committee has the specific mandate to review and approve executive compensation.  In carrying out this mandate, the Committee assesses on an annual basis the performance of the Company’s executive officers against established objectives.

Compensation Philosophy and Process

The Compensation Committee reviews the compensation of the directors on an annual basis, taking into account such matters as time commitment, responsibility and compensation provided by comparable companies, and makes a recommendation to the Board for approval annually.

Chief Executive Officer Compensation

Mr. Fifer is the President and Chief Executive Officer of the Company.  As at May 31, 2008, his monthly compensation amount is US$15,000.00.

In determining Mr. Fifer’s monthly rate, the Compensation Committee reviewed industry surveys and public information relating to the compensation paid to chief executive officers of resource companies of equivalent sizes and levels of activity as those of the Company, and the rate of pay of other executive officers of the Company.

Performance Graph

The graph below compares the yearly percentage change in the cumulative total shareholder return on the Company's common shares against the cumulative total shareholder return of the S&P/TSX Composite Index for the five-year period commencing January 31, 2003, and ending May 31, 2008.

The Company did not pay any dividends during the subject period.

FIVE YEAR CUMULATIVE TOTAL RETURN ON $100 INVESTMENT
ASSUMING DIVIDENDS ARE REINVESTED

(January 31, 2003 – May 31, 2008)

The common shares of the Company are posted and listed for trading on the Toronto Stock Exchange.  The Company’s symbol is PTQ.

Compensation of Directors

During the 13-months ended May 31, 2008, no compensation was paid or is payable by the Company to the directors of the Company, other than the President (the “Other Directors”), or the directors of the Company’s subsidiaries for their services:

(a)

in their capacity as directors, including any amounts payable for committee participation or special assignments pursuant to any standard or other arrangements; or

(b)

as consultants or experts except as set forth below and as otherwise herein disclosed:

(i)

Ralph Ansley, who served as a director of the Company for a portion of the 13-month financial period ended May 31, 2008, was paid a total of $21,863 for his services in his capacity as a director of the Company and for his technical services provided;

(ii)

John Cook was paid a total of  $130,000 for his services in his capacity as a director of the Company; and

(iii)

Marco Tejeira was paid a total of $67,293 for his services in his capacity as a director of the Company;

(iv)

Robert Baxter was paid a total of $7,150 for his services in his capacity as a director of the Company.

The Company has no pension plan or other arrangement for non-cash compensation to the Other Directors, except incentive stock options.

There were no stock options granted by the Company during the 13-months ended May 31, 2008 to our directors who are not also our executive officers:

The following table sets forth details of all exercises of stock options during the 13 months ended May 31, 2008, by our directors who are not also our executive officers, and the fiscal year-end value of unexercised options on an aggregate basis:

Name	Securities Acquired on Exercise (#) (1)	Aggregate Value Realized ($) (2)	Unexercised Options at Fiscal Year-End (#) (3) (4) Exercisable/ Unexercisable	Value of Unexercised In-the-Money Options at Fiscal Year-End ($) (3), (4) Exercisable/ Unexercisable
Ralph Ansley (5)	23,100	70,224	251,320 / 83,772	0 / 0
John Cook	60,000	153,900	323,400 / 107,800	0 / 0
Marco Tejeira	150,000	424,500	60,000 / 0 90,000 / 0 438,000 / 146,000	99,600 / 0 124,640 / 0 0 / 0

(1)

Number of our common shares acquired on the exercise of stock options.

(2)

Calculated using the closing price of our common shares on the date of exercise less the exercise price of the stock options.

(3)

The figures relate solely to stock options.

(4)

Value of unexercised in-the-money options calculated using the closing price of our common shares on the TSX on Friday, May 30, 2008, which was $1.91, less the exercise price of in-the-money stock options.

(5)

Dr. Ralph Ansley served on our Board of Directors for the period June 6, 2006, to July 7, 2008.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The only equity compensation plan which the Company has in place is the Employee Incentive Stock Option Plan, as described below under the heading “Stock Option Plan”.

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	8,115,134	$1.82	269,063
Equity compensation plans not approved by securityholders	300,000	$1.96	Nil
Total	8,415,134	$1.82	Nil

Subsequent to May 31, 2008, 60,000 additional options were granted, 81,480 options were exercised, and 75,000 options were cancelled.  Thereafter, the number of securities remaining available for future issuance under the equity compensation plan equalled 284,063 as at October 14, 2008.

INCENTIVE STOCK OPTIONS

Approval of Options Granted in excess of the Company’s Stock Option Plan

The maximum number of common shares that may be issued and sold under the Company’s existing Stock Option Plan (the “Plan”) is 10,000,000.  At the time of the approval of the Plan in 2006, such number represented approximately 11.2% of the then issued shares, and at the current time represents 10.4% of the issued shares.

As at April 30, 2008, options had been granted pursuant to the Plan in respect of an aggregate of 8,015,134 common shares, leaving 369,063 options unallocated.  As of the date of this Circular, there are 8,318,654 options outstanding, representing 8.66% of the issued shares.

Notwithstanding that that there were only 369,063 shares available under the Plan, management of the Company took the position that it was necessary to provide incentives in the form of stock options to secure the services of new officers, employees and consultants and to reward the loyalty of existing directors, officers, employees and consultants during a time when manpower shortages were becoming critical in the resource industries.  On May 5, 2008, the Company granted to Gaston Araya one option for 100,000 shares and another option for 300,000 shares, the latter option expressly subject to disinterested shareholder approval  The details of the grant are as follows:

Name of Optionee	Relationship to the Company at Time of Grant	Date of Grant	No. of Shares	Exercise Price per Share	Expiry Date
Gaston Araya	Employee	2008/05/05	300,000	$1.96	2013/05/05

The 300,000 options granted outside of the Plan were made subject to regulatory and shareholder approval.  The 300,000 options granted outside the Plan are referred to herein as the “Extra Options”.  The Extra Options were granted on the express condition that they could not be exercised unless and until the Extra Options had been approved by the disinterested shareholders of the Company.  Mr. Araya, his affiliates and associates own no shares of the Company, and therefore there will be no shares excluded from the vote.

At the Meeting, Shareholders will be asked to consider and, if thought fit, approve the following resolution to approve the grant of the Extra Options:

“BE IT RESOLVED BY ORDINARY RESOLUTION THAT:

(a)

the granting of the 300,000 stock options, as previously approved by the directors of the Company, be and is hereby approved, ratified and confirmed; and

(b)

the actions of the directors in executing option agreements pertaining thereto by and on behalf of the Company be and the same are hereby approved, ratified and confirmed.”

Adoption of Amended and Restated Stock Option Plan

On October 17, 2008, the directors of the Company approved the adoption of an Amended and Restated Stock Option Plan (the “Amended Plan”), subject to shareholder and regulatory approval. The Amended Plan increases the cumulative maximum number of Common Shares that may be issued and sold under the Stock Option Plan by 700,000 shares to 10,700,000.  This number represents approximately 11.1% of the currently issued shares and includes the Extra Options.  The proposed new number will also allow for the granting of options to new directors, officers and employees.

In addition the Company wishes to include, in the Amended Plan, a provision allowing for the cashless exercise of stock options in the event of a take-over bid.

The Board of Directors believes that the adoption of the Amended Plan is desirable since it will serve to promote the interests of the Company and its shareholders by strengthening the Company’s ability to attract persons of experience and ability to serve as directors, officers or employees of or consultants to the Company, and to encourage existing and future directors, officers, employees and consultants to promote the affairs of the Company.

Adoption of the Amended Plan is subject to the prior approval of the TSX.

At the Meeting, the shareholders will be asked to consider, and the directors, believing it to be in the best interests of the Company, recommend the shareholders approve, a resolution whereunder the Company’s Existing Plan be deleted in its entirety and a new Incentive Stock Option Plan (the “Amended and Restated Plan”) in form as attached hereto as Schedule “A” be adopted in its place and stead..

The key features of the Amended Plan are as follows:

1.

Each person (an “Optionee”) who is a “Consultant”, a “Director”, an “Employee” or a “Executive Officer” in relation to the Company (as those terms are defined in National Instrument 45-106, or as may be acceptable pursuant to the policies of the Toronto Stock Exchange (the “TSX”)), is eligible to be granted one or more Options;

2.

up to 10,700,000 Common Shares are issuable under the Amended Plan, representing 11.1% of the issued capital of the Company;

3.

disinterested shareholder approval is required if the number of shares issuable to Insiders pursuant to options granted within any 12-month period, or issuable to Insiders at any time, exceeds 10% of the Company’s issued and outstanding Common Shares, when combined with all of the Company’s security-based compensation arrangements;

4.

The price per Share at which Shares may be purchased upon the exercise of an Option (the “Option Price”) will be determined by the Board of Directors, but will not be lower than the “market price” as defined in the TSX Company Manual, being the volume weighted average trading price on the TSX for the Shares for the five trading days immediately preceding the date on which the Option is granted;

5.

The Board of Directors may impose such vesting conditions with respect to any Option as the Board deems appropriate.  In the event of a take-over bid for the Company, the Directors may, without obtaining shareholder approval, accelerate the vesting of all Options;

6.

Options may have a term up to ten years;

7.

An Option granted to a person who is a Director, Employee, Consultant or Executive Officer shall normally terminate no longer than 30 days after such person ceases to be in at least one of those categories.  However, the Committee may also set termination periods as they deem appropriate, subject to all applicable laws and TSX policies;

8.

if any Optionee shall die holding an Option which has not been fully exercised, his personal representative, heirs or legatees may, at any time within 60 days of grant of probate of the will, or letters of administration of the estate of the decedent, or within one year after the date of such death, whichever is the lesser time exercise the Option with respect to the unexercised balance of the Shares subject to the Option;

9.

if any Optionee shall retire, or terminate his employment with the consent of the Board under circumstances equating retirement, while holding an Option which has not been fully exercised, such Optionee may exercise the Option at any time during the unexpired term of the Option.

10.

Options are non-transferable;

11.

Options which expire unexercised or are otherwise cancelled will be returned to the Amended Plan and may be made available for future option grant pursuant to the provisions of the Amended Plan;

12.

In the event of a take-over bid, the optionees may take advantage of a cashless exercise provision, whereby any optionee may surrender his or her Option to the Company, and receive a payment equal to the difference between the Option Price and the offer price under the take-over bid.  In the event that the consideration under take-over bid is in the form of securities, the value of each

Option shall be calculated according to the following formula:

A x (X-Y),

X

Where

A

is the number of Options tendered to the Offer;

X

is the Offer price per Share;

Y

is the exercise price of the subject Options;

13.

Any amendment to the Amended Plan requires shareholder approval;

At the Meeting, Shareholders will be asked to consider and, if thought fit, approve the following resolution to approve the Amended Plan:

“BE IT RESOLVED BY ORDINARY RESOLUTION THAT the Stock Option Plan of the Company, as set out as Schedule “A” to this Management Information Circular, pursuant to which up to 10,700,000 Common Shares of the Company may be issued pursuant to the exercise of options granted under the Plan to directors, officers, employees and consultants, be hereby ratified and approved”.

Following the approval of the Amended Plan, all outstanding incentive stock options will be deemed to have been made under the Amended Plan.

INSIDERS TO WHOM SHARES MAY BE ISSUED UNDER THE AMENDED PLAN, AND THEIR RESPECTIVE ASSOCIATES AND AFFILIATES, WILL ABSTAIN FROM VOTING ON THE FOREGOING RESOLUTION.  THE APPROVAL OF A MAJORITY OF DISINTERESTED SHAREHOLDERS OF THE COMPANY IS THEREFORE SOUGHT.

A total of 12,934,260 shares of the Company will be excluded from the shareholder vote with respect to the Amended Plan.

INDEBTEDNESS TO COMPANY OF DIRECTORS AND EXECUTIVE OFFICERS

None of the directors, executive officers, employees, former executive officers, directors and employees of the Company or any of its subsidiaries, proposed nominees for election or associates of such persons is or has been indebted to the Company (other than routine indebtedness) as at the end of the most recently completed financial year, or as of the date hereof.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Since the commencement of the Company's last completed financial year, other than as disclosed elsewhere herein, no informed person of the Company, any proposed director of the Company or any associate or affiliate of any informed person or proposed director has any material interest, direct or indirect, in any transaction or in any proposed transaction which has materially affected or would materially affect the Company. The term “informed person” as defined in National Instrument 51-102, Continuous Disclosure Obligations, means

(a)

a director or executive officer of a reporting issuer;

(b)

a director or executive officer of a person or company that is itself an informed person or subsidiary of a reporting issuer;

(c)

any person or company who beneficially owns, or controls or directs, directly or indirectly, voting securities of a reporting issuer carrying 10 percent or more of the voting rights attached to all outstanding voting securities of the reporting issuer other than voting securities held by the person or company as underwriter in the course of a distribution; and

(d)

a reporting issuer that has purchased, redeemed or otherwise acquired any of its securities, for so long as it holds any of its securities.

MANAGEMENT CONTRACTS

There are no management functions of the Company which are to any substantial degree performed by a person other than a director or executive officer of the Company, save and except as set out under the heading “Termination of Employment, Change in Responsibilities and Employment Contracts”.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

It is not known that any other matters will come before the meeting other than as set forth above and in the Notice of Meeting accompanying this Information Circular, but if such should occur the persons named in the accompanying Form of Proxy intend to vote on them in accordance with their best judgement, exercising discretionary authority with respect to amendments or variations of matters identified in the Notice of Meeting and other matters which may properly come before the meeting or any adjournment thereof.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Company is required to report annually to its shareholders on its corporate governance practices and policies with reference to National Policy 58-201, Corporate Governance Guidelines (the “Policy”) and National Instrument 58-101, Disclosure of Corporate Governance Practices, as adopted by the Canadian Securities Administrators, and effective June 30, 2005.

The Board of Directors

Effective May 1, 2007, our Board of Directors (the “Board”) consisted of Ralph Ansley, John Cook, Richard Fifer, and Marco Tejeira.  Our officers were Richard Fifer as President and Chief Executive Officer, Tony M. Ricci as interim Chief Financial Officer, and Graham Scott as Corporate Secretary.  On June 11, 2007, Robert Baxter was appointed to the Board of Directors.

At our Annual General Meeting of Shareholders held on November 6, 2007, the following Board members stood for election and were duly re-elected: Ralph Ansley, Robert Baxter, John Cook, Richard Fifer, and Marco Tejeira.  On July 7, 2008, Dr. Ralph Ansley resigned from our Board citing medical reasons.

Thus, the Board currently consists of four directors, of which two directors, Marco Tejeira and Robert Baxter are currently “independent” in the context of the Policy.  Richard Fifer is not independent because he is the President and Chief Executive Officer of the Company.  John Cook is not independent by virtue of having been an executive officer of the Company within the last three years.

Certain directors of the Company are presently directors of other issuers that are reporting issuers (or the equivalent) in any jurisdiction including foreign jurisdictions, as follows:

Director	Other Reporting Issuers
Robert Baxter	Norsemont Mining Inc. Chariot Resources Limited Mosam Capital Corp

The independent directors do not hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance.  However, during the course of a directors’ meeting, if a matter is more effectively discussed without the presence of members of management, the independent directors ask members of management to leave the meeting, and the independent directors then meet in camera.

Since May 1, 2007, to date the Company has held six board meetings.  Mr. Marco Tejeira was absent from one meeting.

Board Mandate

The Board is responsible for supervising the management of the business and affairs of the Company. The Board has delegated the power to manage the everyday business and affairs of the Company to the officers of the Company. The Board has an oversight role and is not expected to perform or duplicate the tasks of the Chief Executive Officer, President or other members of management.

Position Descriptions

The Board of directors has not developed written position descriptions for the chairman of any Board committees, the Chief Executive Officer or the President.  The Board is of the view that given the size of the Company, the relatively frequent discussions between Board members and the President, and the experience of the individual members of the Board, the responsibilities of such individuals are known and understood without position descriptions being reduced to writing.  The Board will evaluate this position from time to time, and if written position descriptions appear to be justified, they will be prepared.

Orientation and Continuing Education

The Board does not have a formal policy relating to the orientation of new directors and continuing education for directors. The appointment of a new director is a relatively infrequent event in the Company’s affairs, and each situation is addressed on its merits on a case-by-case basis. The Company has a relatively restricted scope of operations, and most candidates for Board positions will likely have past experience in the mining business; they will likely be familiar therefore with the operations of a resource company of the size and complexity of the Company. The practice of the Company is to initially appoint prospective directors to the Advisory board; this allows both the individual and the Company to evaluate the other. As an example, Mr. Baxter served on the Advisory board prior to being appointed as a Director. The Board, with the assistance of counsel, keeps itself apprised of changes in the duties and responsibilities of directors and deals with material changes of those duties and responsibilities as and when the circumstances warrant. The Board will evaluate these positions, and if changes appear to be justified, formal policies will be developed and followed.

Ethical Business Conduct

The Company has adopted a Code of Business Ethics and Conduct (the “Code”).  A copy of the Code is attached as Exhibit 11.A to the Company’s Annual Information Form on Form 20-F, which is available on www.sedar.com or it may be obtained by any shareholder by written request to the Company.  The Company’s Board of Directors and management are responsible for administering and interpreting the Code.

Nomination of Directors

The Board has delegated to the NCG the responsibility of identifying suitable candidates for nomination to the Board (including candidates to fill any vacancies that may occur) and assessing their qualifications. The NCG is currently composed of two independent directors. The NCG recommends prospective director candidates for the Board's consideration and reviews the prospective candidates' qualifications with the Board. The Board retains the ultimate authority to nominate a candidate for election by the shareholders as a Director or to fill any vacancy on the Board that may occur. In identifying prospective Director candidates, the NCG considers facts and circumstances that it deems appropriate or advisable, including, among other things, the skills of the prospective Director candidate, his or her depth and breadth of business experience or other background characteristics, his or her independence and the needs of the Board. The Board considers and approves from time to time the criteria that it deems necessary or advisable for prospective Director candidates. The Board has full authority to modify such criteria from time to time, as it deems necessary or advisable.

Compensation

The Company has a Compensation Committee consisting of John Cook and Marco Tejeira, of which Mr. Tejeira is independent.

The Compensation Committee is responsible for reviewing, on an annual basis, the compensation paid to the Company’s Directors, to review the performance and compensation paid to the Company’s executive officers and to make recommendations on compensation to the Board.

Assessments

The Board has no formal process for the assessment of the effectiveness and contribution of the individual directors. Each director has extensive public company experience and is familiar with what is required of him. Frequency of attendance at Board and committee meetings and the quality of participation in such meetings are two of the criteria by which the performance of a director will be assessed.

ADDITIONAL INFORMATION

Additional information concerning the Company is available on SEDAR at www.sedar.com.  Financial information concerning the Company is provided in the Company’s comparative financial statements and Management’s Discussion and Analysis for the 13 month financial period ended May 31, 2008.

BOARD APPROVAL

The contents of this Information Circular, including the schedules thereto, and the sending thereof to shareholders entitled to receive notice of the Meeting, to each director, to the auditors of the Company and to the appropriate governmental agencies, have been approved in substance by the directors of the Company pursuant to resolutions passed as of October 14, 2008.

CERTIFICATE

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

BY ORDER OF THE BOARD
Petaquilla Minerals Ltd.

“Richard Fifer”

Richard Fifer

President & Chief Executive Officer

Schedule “A” to the Information Circular of

Petaquilla Minerals Ltd. (the “Company”)

INCENTIVE STOCK OPTION PLAN

(For approval by the shareholders of the Company at the Annual General Meeting to be held on November 18, 2008)
(10,700,000 Share Options)

1.

Purpose

1.1

The purpose of the Incentive Stock Option Plan (the “Plan”) is to promote the profitability and growth of Petaquilla Minerals Ltd. (the “Company”) or a subsidiary thereof by facilitating the efforts of the Company and its subsidiaries to obtain and retain key individuals.  The Plan provides an incentive for and encourages ownership of the Company's shares by its key individuals so that they may increase their stake in the Company and benefit from increases in the value of the Company's shares.

2.

Administration

2.1

The Plan will be administered by a committee (the “Committee”) of the Company's Board of Directors (the “Board”).

2.2

The Committee will be authorized, subject to the provisions of the Plan, to adopt such rules and regulations as it deems consistent with the Plan's provisions and, in its sole discretion, to designate options (“Options”) to purchase shares of the Company pursuant to the Plan.  The Committee may authorize one or more individuals of the Company to execute, deliver and receive documents on behalf of the Committee.

3.

Eligibility

3.1

Each person (an “Optionee”) who is a “Consultant”, a “Director”, an “Employee” or a “Executive Officer” in relation to the Company (as those terms are defined in National Instrument 45-106 or as may be acceptable pursuant to the policies of the Toronto Stock Exchange (the “TSX”)) is eligible to be granted one or more Options.

3.2

The Company represents that it will only grant Options to Optionees who are bona fide Directors, Employees, Consultants or Executive Officers, as the case may be.

3.3

Nothing in the Plan or in any Option shall confer any right on any individual to continue in the employ of or association with the Company or its subsidiaries or will interfere in any way with the right of the Company or subsidiaries to terminate at any time the employment of a person who is an Optionee.

3.4

The Committee may from time to time at its discretion, subject to the provisions of the Plan, determine those eligible individuals to whom Options will be granted, the number of Shares subject to such Options, the dates on which such Options are to be granted and the term of such Options.

3.5

The Committee may, at its discretion, with respect to any Option, impose additional terms and conditions which are more restrictive on the Optionee than those provided for in the Plan.

4.

General Provisions

4.1

The shares to be optioned under the Plan will be authorized but unissued Common Shares without par value (“Shares”) of the Company.

4.2

The maximum number of Shares that may be issued pursuant to options granted under the Plan shall be 10,700,000 Shares (inclusive of any options outstanding at the time of implementation of the Plan).

4.3

Shares subject to but not issued or delivered under an Option which expires or terminates shall again be available for option under the Plan.

4.4

Each Option will be evidenced by:

(a)

a written agreement between, and executed by, the Company and the individual containing terms and conditions established by the Committee with respect to such Option and which will be consistent with the provisions of the Plan; or

(b)

a certificate executed by the Company and delivered to the Optionee setting out the material terms of the Option, with a copy of this Plan attached thereto.

4.5

An Option may not be assigned or transferred.  During the lifetime of an Optionee, the Option may be exercised only by the Optionee.

5.

Term of Option

5.1

The maximum term of any Option will be 10 years.

5.2

An Option granted to a person who is a Director, Employee, Consultant or Executive Officer shall normally terminate no longer than 30 days after such person ceases to be in at least one of those categories.  However, the Committee may also set termination periods as they deem appropriate, subject to all applicable laws and TSX policies.  Any Option or portions of Options of terminated individuals not so exercised will terminate and will again be available for future Options under the Plan.  A change of employment will not be considered a termination so long as the Optionee continues to be employed by the Company or its subsidiaries.

5.3

The Company shall be under no obligation to give an Optionee notice of termination of an Option.

5.4

A change of employment or ceasing to be a Director or Executive Officer shall not be considered a termination so long as the Optionee continues to be a Consultant or employed by or appointed as a Director or Executive Officer of the Company or its subsidiaries, if any.

6.

Option Price

6.1

The price per Share at which Shares may be purchased upon the exercise of an Option (the “Option Price”) will not be lower than the “market price” as defined in the TSX Company Manual, being the volume weighted average trading price on the TSX for the Shares for the five trading days immediately preceding the date on which the Option is granted (the “Market Price”).

6.2

The Option Price must be paid in full at the time of exercise of the Option and no Shares will be issued and delivered until full payment is made.

6.3

An Optionee will not be deemed the holder of any Shares subject to his Option until the Shares are delivered to him.

7.

Death

7.1

Notwithstanding any other provision of this Plan, if any Optionee shall die holding an Option which has not been fully exercised, his personal representative, heirs or legatees may, at any time within 60 days of grant of probate of the will, or letters of administration of the estate of the decedent, or within one year after the date of such death, whichever is the lesser time (notwithstanding the normal expiry date of the Option) exercise the Option with respect to the unexercised balance of the Shares subject to the Option.

8.

Changes in Shares

8.1

In the event the authorized common share capital of the Company as constituted on the date that this Plan comes into effect is consolidated into a lesser number of Shares or subdivided into a greater number of Shares, the number of Shares for which Options are outstanding will be decreased or increased proportionately as the case may be and the Option Price will be adjusted accordingly and the Optionees will have the benefit of any stock dividend declared during the period within which the said Optionee held his Option.  Should the Company amalgamate or merge with any other company or companies (the right to do so being hereby expressly reserved) whether by way of arrangement, sale of assets and undertakings or otherwise, then and in each such case the number of shares of the resulting corporation to which an Option relates will be determined as if the Option had been fully exercised prior to the effective date of the amalgamation or merger and the Option Price will be correspondingly increased or decreased, as applicable.

9.

Cancellation of Options

9.1

The Committee may, with the consent of the Optionee, cancel an existing Option, in accordance with the policies of the TSX.

10.

Amendment or Discontinuance

10.1

The Board may alter, suspend or discontinue the Plan, but may not, without the approval of the shareholders of the Company, make any alteration which would:

(a)

increase the aggregate number of Shares subject to Option under the Plan except as provided in Section ; or

(b)

decrease the Option Price for insiders except as provided in Section .  Notwithstanding the foregoing, the terms of an existing Option may not be altered, suspended or discontinued without the consent in writing of the Optionee.

11.

Shareholder Approval Requirements

11.1

The approval of the disinterested shareholders of the Company must be obtained before:

(a)

the number of Shares under option to Insiders within any 12-month period; or

(b)

the number of Shares issuable to Insiders at any time,

when combined with all of the Company’s security based compensation arrangements, may exceed 10% of the Company’s issued and outstanding Common Shares.

11.2

The approval of the disinterested shareholders of the Company must be obtained for the reduction in the exercise price, or extension of the term, of options previously granted to Insiders.

12.

Interpretation

12.1

The Plan will be construed according to the laws of the Province of British Columbia.

13.

Liability

13.1

No member of the Committee or any director, officer or employee of the Company will be personally liable for any act taken or omitted in good faith in connection with the Plan.

14.

Vesting

14.1

The Committee may determine a periodic vesting schedule as it determines.

15.

Takeover Offer

15.1

If a bona fide offer (an “Offer”) for Shares is made to the Optionee or to shareholders of the Company generally or to a class of shareholders which includes the Optionee, which Offer, if accepted in whole or in part, would result in the offeror becoming a control person of the Company, within the meaning given to “control person” in the Securities Act (British Columbia), the Company will, immediately upon receipt of notice of the Offer, notify each Optionee of full particulars of the Offer, whereupon all Shares subject to such Option will become vested and the Option may be exercised in whole or in part by the Optionee so as to permit the Optionee to tender the Shares received upon such exercise, pursuant to the Offer. However, if:

(a)

the Offer is not completed within the time specified therein; or

(b)

all of the Shares tendered by the Optionee pursuant to the Offer are not taken up or paid for by the offeror in respect thereof,

then the Shares received upon such exercise, or in the case of Section 15.1(b) hereof, the Shares that are not taken up and paid for, may be returned by the Optionee to the Company and reinstated as authorized but unissued Shares and with respect to such returned Shares, the Option will be reinstated as if it had not been exercised and the terms upon which such Shares were to become vested pursuant to this Section will be reinstated. If any Shares are returned to the Company under this Section , the Company will immediately refund the exercise price to the Optionee for such Shares.

15.2

The exercise of an Option in the circumstances set out in Section 15.1 may, at the election of the Committee and without shareholder approval, be conducted so as to allow for a “cashless exercise”.  If the Committee so determines, each Optionee shall be entitled to surrender its Option to the Company, and shall be entitled to receive:

(a)

in the event that the Offer is in cash, an amount equal to the product of the number of shares held under option and the difference between the exercise price of each option held and the Offer price; or

(b)

in the event that the Offer is in securities, that number of securities as equals the value of the product of the number of shares held under option and the difference between the exercise price of each option held and the Offer consideration;

such value per share determined by the following formula:

A x (X-Y),

X

Where

A

is the number of Options tendered to the Offer;

X

is the Offer price per Share;

Y

is the exercise price of the subject Options;

Provided however, that in the circumstances set out in subsections 15.1(a) or 15.1(b), the Option shall be reinstated in the manner set out in the last paragraph of Section 15.1, adopted mutatis mutandis.

16.

Acceleration of Expiry Date

16.1

If an Offer is made by an offeror at any time when an Option granted under the Plan remains unexercised, in whole or in part, the Directors may, without shareholder approval, upon notifying each Optionee of full particulars of the Offer, declare all Shares issuable upon the exercise of Options granted under the Plan to be vested and declare that the Expiry Date for the exercise of all unexercised Options granted under the Plan be accelerated so that all Options will either be exercised or will expire prior to the date upon which Shares must be tendered pursuant to the Offer.

17.

Effect of a Change of Control

17.1

If a Change of Control, as hereinafter defined, occurs, all Shares subject to each outstanding Option will become vested, whereupon such Option may be exercised in whole or in part by the Optionee.

17.2

“Change of Control” means the acquisition by any person, or by any person and a Joint Actor, whether directly or indirectly, of voting securities as defined in the Securities Act (British Columbia) of the Company, which, when added to all other voting securities of the Company at the time held by such person or by such person and a Joint Actor, totals for the first time not less than 50% of the outstanding voting securities of the Company or the votes attached to those securities are sufficient, if exercised, to elect a majority of the Board of Directors of the Company.  “Joint Actor” means a person acting “jointly or in concert with” another person as that phrase is interpreted in Section 96 of the Securities Act (British Columbia).

18.

TSX Policy Applies

18.1

The Plan and the granting and exercise of any Options hereunder are also subject to such other terms and conditions as are set out from time to time in the Policies of the TSX and any securities commission having authority, and the Policies of the TSX will be deemed to be incorporated into and become a part of the Plan.  In the event of an inconsistency between the provisions of the Policies of the TSX and of the Plan, the provisions of the Policies of the TSX will govern.

19.

Cancellation and Re-granting of Options

19.1

The Committee may, with the consent of the Optionee, cancel an existing Option, and re-grant the Option at an Option Price determined in the same manner as provided in Section  hereof, subject to the prior approval of the TSX.

20.

Retirement

20.1

Notwithstanding any other provision of the Plan, if any Optionee shall retire, or terminate his employment with the consent of the Board under circumstances equating retirement, while holding an Option which has not been fully exercised, such Optionee may exercise the Option at any time during the unexpired term of the Option.

PETAQUILLA MINERALS LTD.

Security Class
Holder Account Number

Form of Proxy - Annual General Meeting to be held on November 18, 2008

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1.	Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2.	If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.

3.	This proxy should be signed in the exact manner as the name appears on the proxy.

4.	If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5.	The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.

6.	The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

7.	This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly come before the meeting.

8.	This proxy should be read in conjunction with the accompanying documentation provided by Management.

Proxies submitted must be received by 10:00 AM, PST, on November 14, 2008.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

1-866-732-VOTE (8683) Toll Free

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER, HOLDER ACCOUNT NUMBER and ACCESS NUMBER listed below.

CONTROL NUMBER 014421	HOLDER ACCOUNT NUMBER C9999999999	ACCESS NUMBER 99999

Appointment of Proxyholder

The undersigned "Registered shareholder" of Petaquilla Minerals Ltd. (the		Print the name of the person you are
"Company") hereby appoints: Richard Fifer, President and CEO of the Company, or	OR	appointing if this person is someone
failing this person, John Cook, Director of the Company,		other than the Management
Nominees listed herein.

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General Meeting of Petaquilla Minerals Ltd. to be held at the Fairmont Hotel Vancouver, the Moresby Island Room, 900 West Georgia Street, Vancouver, BC, Canada, on Tuesday, November 18, 2008 at 10:00 am (Pacific Time) and at any adjournment thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. Election of Directors
	For	Withhold		For	Withhold		For	Withhold
01. Richard Fifer	☐	☐	02. John Cook	☐	☐	03. Robert Baxter	☐	☐
04. Robert Russell	☐	☐	05. Gaston Araya	☐	☐

2. Appointment of Auditors
Appointment of Ernst & Young LLP as Auditors of the Company for the ensuing year and authorizing the Directors to fix their remuneration.	☐ ☐

3. Approval of Options
To consider and, if thought fit, approve, with or without amendment, an ordinary resolution to approve, ratify and confirm grants of stock options in excess of those reserved under Petaquilla Minerals Ltd.’s previously approved incentive stock option plan.	☐ ☐

4. Stock Option Plan
To consider, and if thought fit, to approve, with or without amendment, an ordinary resolution, adopting an amended and restated stock option plan for Petaquilla Minerals Ltd., increasing the maximum number of shares that may be the subject of options at any given time from 10,000,000 shares to 10,700,000.	☐ ☐

Authorized Signature(s) - This section must be completed for your	Signature(s)	Date
instructions to be executed.
I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are
indicated above, this Proxy will be voted as recommended by Management.		DD / MM / YY